EXHIBIT (a)(1)(ii)
COMMUNICATION TO ALL ELIGIBLE EMPLOYEES FROM PATRICK GOEPEL,
OUR CHIEF EXECUTIVE OFFICER, DATED DECEMBER 16, 2019
To:    Eligible Asure Software Employees
From:    Patrick Goepel, Chief Executive Officer
Date:    December 16, 2019
Re:    Employee Stock Option Exchange Program
As previously announced to you, Asure Software’s stockholders approved our proposal to implement a stock option exchange program at our annual stockholders’ meeting on May 29, 2019. We are pleased to announce that today we are launching the stock option exchange program.
Specifically, we are making an offer (the “Offer”) to allow eligible Asure Software employees to exchange certain existing options that have an exercise price higher than the greater of $8.50 or the closing trading price of our common stock on the date the Offer expires for new restricted stock units (“RSUs”) on the expiration date of the Offer (the “Option Exchange Program”).
To participate in the Option Exchange Program, you may elect to surrender your eligible options for cancellation, and new RSUs will be granted to you on the same U.S. business day as the expiration of the Offer. We will deliver the restricted stock unit agreement evidencing your new RSUs to you soon thereafter.
This is a significant initiative, requiring a formal tender offer filing with the U.S. Securities and Exchange Commission. By making it possible to exchange your underwater options for new RSUs, we intend to provide you an opportunity to receive an equity incentive that may provide greater value to you in the future.
NO ASURE SOFTWARE EMPLOYEE OR AGENT IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO YOUR CHOICES. AS A RESULT, YOU MAY WISH TO CONSULT WITH A PROFESSIONAL FINANCIAL OR TAX ADVISOR AS PART OF YOUR DECISION MAKING PROCESS.
In particular, for those employees who are employed by us outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. We make no representations to employees regarding the financial and tax consequences of their participation in this Offer.
Please take the time to carefully review the following information and instructions. If you would like to participate in the program, you will need to submit your election form by the expiration of the Offer, which is currently scheduled for 11:00 p.m. Central Time, January 14, 2020. Additional details regarding the mechanics of participation are described below.
You are eligible to participate in the Option Exchange Program only if you are an active employee as of the commencement date of this Offer and you remain an active employee through the expiration date of this Offer. You must hold at least one eligible option on December 16, 2019 to participate in the Offer. Neither the members of our board of directors nor I are eligible to participate in the Offer.

You are an “active employee” if you are a regular full-time employee of Asure Software or Asure Software’s majority-owned subsidiaries. An employee is not an “active employee” if he or she (i) is on a “garden leave” or other leave that will result in a termination of employment with Asure Software or one of Asure Software’s majority-owned subsidiaries, (ii) has provided a notice of resignation; or (iii) has received a notice of termination of employment from Asure Software or one of Asure Software’s majority-owned subsidiaries.
You will be able to make your election to participate in the Option Exchange Program by submitting a completed election form to Asure Equity Administration via email, regular mail or overnight delivery, using the following contact information:

Asure Software, Inc.
Attn: Asure Equity Administration
3700 N. Capital of Texas Highway, Suite 350
Austin, Texas 78746
Email: optionexchange@asuresoftware.com

All election materials, as well as a copy of the “Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units” (the “Offer to Exchange”), including a Summary Term Sheet and Questions and Answers, filed with the SEC and the form of Restricted Stock Unit Agreement, will be emailed to you and mailed to your home address. The foregoing materials explain the Option Exchange Program in detail and includes potential benefits and risks of participating in the Option Exchange Program. Please review them carefully and weigh your decision with care.

If you have questions, please call Asure Equity Administration at 512-437-2700.

The details of the program are described in the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits, including the Offer to Exchange. The “Schedule TO—Tender Offer Statement Filed with the SEC” is available at the Securities and Exchange Commission’s website at www.sec.gov. We urge you to read the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits carefully.

KEY DATES TO REMEMBER:

Commencement Date: The commencement date of the Offer is today, December 16, 2019.

Expiration Date: The Offer expires at 11:00 p.m. Central Time on January 14, 2020 (unless we extend the Offer).

Withdrawal Date: You may withdraw or change your previously submitted election to exchange options at any time on or before 11:00 p.m. Central Time on the Expiration Date, which is currently January 14, 2020. If the Offer is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the Offer.

Option Cancellation Date: The eligible options that have been tendered will be cancelled as of January 14, 2020 or, if the Offer is extended, the day of the expiration of the Offer.

Grant Date: The new RSUs will be granted on January 14, 2020 or, if the Offer is extended, the day of the expiration of the Offer.